December 16, 2019

Janine Yorio
Chief Executive Officer
Compound Projects, LLC
787 Eleventh Avenue
New York, NY 10019

       Re: Compound Projects, LLC
           Amendment No. 1 to Draft Offering Statement on Form 1-A Submitted November 19, 2019
           CIK 0001790166

Dear Ms. Yorio:

      We have reviewed your amended draft offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to this letter by providing the requested information and either submitting an amended draft offering statement or publicly filing your offering statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your draft offering statement or filed offering statement and the information you provide in response to these comments, we may have additional comments.

DOS/A filed November 19, 2019

General

1. Please advise us how you believe the aggregate offering price limit in Rule 251(a)(2)
       applies to your structure and the "individual series of the Company" going forward.
2. We note the statement on page 9 that you have no financial statements and that you and the Series have no assets or liabilities. Please revise to update and reconcile with the financial statements and other comments in this letter regarding financial statements of the
       Series.
 Janine Yorio
FirstName LastNameJanine Yorio
Compound Projects, LLC
Comapany16, 2019
December NameCompound Projects, LLC
Page 2
December 16, 2019 Page 2
FirstName LastName

Cover Page

3. We note your disclosure that the initial closing will take place "on a date determined by the Manager in its sole discretion provided that subscriptions for the minimum number of
         Series #Reach Interests have been accepted." We also note the reference on page 6 to "no offering minimum." Please reconcile and, if your offering includes a minimum, revise the table to disclose the minimum amount that must be raised for an initial closing to take place. Please specify when you must raise this minimum amount by and clarify that, if you do not receive the minimum amount by that date, the funds will be promptly returned to investors. Additionally, please clarify if sales to affiliates will count toward raising this minimum amount. Please see Instructions to Item 1(e) of Form 1-A.
4. We note your website at https://getcompound.com/. Please advise us how your website is consistent with the conditions in Rule 255 of Regulation A. Additionally, we note your website identifies several investments as "closed." Please advise if you have already sold these investments and whether they are intended to be a part of your platform and this offering.
Plan of Operations, page 34

5. We note the statement that you plan to hold the property for 3-5 years, after which you "may sell the property and distribute the sale proceeds." Please revise here and where appropriate to address whether you plan to use rental income, if any, to make distributions during the 3-5 years.
6. Please revise to clarify how your hold and distribution policies match the planned lease agreement. For example, is your ability to dispose at "optimum value" as referenced on page 28 subject to the lesee's rights? With respect to the Hold Period on page 32, is your
         "full discretion" to sell subject to "long term leases"?
7. Please revise to address your policies with respect to standards or metrics used in approving lessees, for example minimum FICO scores.
Management, page 35

8.       Please provide disclosure regarding your directors. Please refer to
Item 10 of Form 1-A.
Management Compensation, page 37

9. Please expand your compensation table to include all fees and compensation to be paid in this offering. For example only, please include information regarding the acquisition fees and disposition fees to be paid and other expenses as referenced on page 7.
 Janine Yorio
FirstName LastNameJanine Yorio
Compound Projects, LLC
Comapany16, 2019
December NameCompound Projects, LLC
Page 3
December 16, 2019 Page 3
FirstName LastName
Exhibit Index, page 71

10. We note Section 15.8 of Exhibit 2.2 designates the Court of Chancery of the State of
         Delaware as the exclusive forum for any action or proceeding. We also note your disclosure on page 45 regarding exclusive jurisdiction under Section 27 of the Exchange
         Act and concurrent jurisdiction under Section 22 of the Securities Act. However, Section
         15.8 is not consistent with your disclosure. Please revise Exhibit
15.8 to ensure that the
         exclusive forum provision states clearly that the provision does not apply to any actions arising under the Securities Act or Exchange Act.
11. We also note Section 15.8(d) of Exhibit 2.2. Please revise your offering circular to: 1)
         further describe the jury trial provision, including how it will impact your investors; 2) describe any questions as to enforceability under federal and state law; 3)
         clarify whether this provision applies to claims under the federal securities laws and whether it applies to claims other than in connection with this offering; 4) to the extent the provision applies to federal securities law claims, please revise the disclosure to state that by agreeing to the provision, investors will not be deemed to have waived the company s compliance with the federal securities laws and the rules and regulations thereunder; and
         5) clarify whether purchasers of interests in a secondary transaction would be subject to the jury trial waiver provision.
12. Please refile Exhibit 15b.1 in an appropriate electronic format. Note that you may also include an unofficial PDF copy. See Rules 102 and 303 of Regulation
S-T.
13. Please file or advise why you believe the property management agreement, lease agreement with the tenant, and the condominium materials setting forth the rights and obligations of the owner should not be filed under Item 17 of Form 1-A. Additionally, please clarify whether references to "Operating Agreement" are to the Limited Liability
         Company Agreement, Exhibit 2.2.
Consolidated Financial Statements and Independent Auditor TMs Report
Note 6. Subsequent Events, page F-5

14. We note your disclosure that you established Series #Reach on October 16, 2019 and the acquisition of the Series #Reach Property is required to occur on or before 12/21/19.
         Please revise to include the financial statements of the Series #Reach and the Series
         #Reach Property. In this regard, it appears that the Series #Reach Property would be considered a predecessor, and as such full audited financial statements of the property in accordance with Rule 8-04 of Regulation S-X should be provided. To the extent you have determined the Series # Reach Property is not a predecessor, please provide us with an analysis supporting your conclusion. Refer to Part F/S (c) (1) of Form 1-A.
15. Please tell us how you considered the need to provide pro forma financial statements reflecting the acquisition of the Series # Reach Property. Refer to Part F/S (b)(7) of Form
         1-A.
 Janine Yorio
Compound Projects, LLC
December 16, 2019
Page 4

        You may contact Jorge Bonilla at 202-551-3414 or Robert Telewicz, Accounting Branch
Chief, at 202-551-3438 if you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at 202-5551-3585 or James Lopez, Legal
Branch Chief, at 202-551-3536 with any other questions.



                                                        Sincerely,
FirstName LastNameJanine Yorio
                                                        Division of Corporation
Finance
Comapany NameCompound Projects, LLC
                                                        Office of Real Estate &
Construction
December 16, 2019 Page 4
cc:       Paul C. Levites, Esq.
FirstName LastName